PRESS RELEASE

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Airspray continues its growth path

Volume for the first nine months again showed a double-digit growth compared to the same period last year. However, due to the current dollar exchange rate, sales in Euros showed less growth compared to the same period last year.
Airspray maintains its expected growth rate of profit before tax of around 15% for all of 2003.

During the third quarter market introductions of products with Airspray dispensers continued. Especially the market entries for instant foaming shampoos and body washes were exciting and confirm that Airspray continues to open up new market segments.

Third quarter review

Significant market introductions in the quarter were Unilever's Dove self foaming skin cleanser, foaming shampoo as a line extension of Johnson & Johnson's Kids Foamblaster line and foaming body wash by Bath & Body Works. The latter two were in the water-resistant (Waterguard) line, a dispenser line for use in a wet environment.

In July Airspray announced that it has obtained an exclusive and worldwide license of a new lotion dispenser technology, whereby Airspray gains access to a new market segment. The market for lotion dispensers is the largest segment in the personal care industry. Airspray expects that the production of the new dispenser will start late 2004.

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Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray is market leader in mechanical instant foam dispensers. Airspray sells its products to producers of consumer products who include multinationals like Unilever, Wella, Colgate,

L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs over 115 people. Airspray is a 'technology-driven' enterprise. During its 20-year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998. In the U.S., the company is traded over-the-counter ("AYAKY").

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For more information please contact:
Airspray N.V.
Mr. Robert F. Brands, CEO
Mr. Jan van der Schaaff, CFO
Telephone: + 31 72 541 46 66
www.airspray.net

PRESS RELEASE

Alkmaar, November 3, 2003

AIRSPRAY N.V. RANKS ON FORBES GLOBAL'S "BEST UNDER A BILLION" LIST

Alkmaar, The Netherlands; Pompano Beach, Florida – (November 3, 2003) – Airspray N.V. (Euronext: AIR; US OTC: AYAKY), the world's leading designer, manufacturer, and marketer of innovative dispensers, today announced its inclusion in FORBES GLOBAL magazine's 2003 "Best Under a Billion" list of the top 200 smaller companies outside of the U.S. Airspray is the only dispenser company represented in the ranking and is one of seven Dutch companies and 46 international companies with a market cap below US$100 million.

The annual FORBES GLOBAL's "Best Under a Billion" list of 200 successful companies outside the U.S. is drawn from among 19,000 publicly traded concerns with annual sales below US$1billion and which had "outstanding results in recent years, boosting sales, profits and shareholder value in a rough environment." FORBES sought businesses that were profitable and that rewarded shareholders by screening out most corporations that did not have operating margins of at least 5% in the latest year and that had average returns on equity of at least 5% over the past five years. This ranking marks the first time Airspray has been recognized in the FORBES GLOBAL listing and the first time the company has been recognized for outstanding financial performance in a major U.S. business publication.

"2002 was Airspray's sixth consecutive year of revenue and profit growth, and we are honored that our consistently strong financials were recognized in Forbes' listing," said Robert F. Brands, Chief Executive Officer, Airspray N.V. "We achieved double-digit growth in net revenues, net profit, and earnings per share. Airspray also consistently delivers strong shareholder returns, with an average 29% return on equity and a 15% increase in shareholder equity in 2002."

"Our Table Top Foamer dispenser launched last year is an emerging growth market for Airspray and our clients. It was adopted by market leading customers Dial Corporation, Colgate's Softsoap, and Bath & Bodyworks, and drove a new industry trend for foaming handsoap in 2002," said Mr. Brands. "We continue to lead the dispenser market by introducing innovative new dispensers each year, such as the exclusive worldwide license we obtained for a new lotion dispenser line, which will launch in 2004, and our recently launched foaming fragrance dispenser, the first specifically designed for fragrances. Our prospects for continued growth are strong as we expect to realize revenue expansion from increased demand for our newest dispensers."

FORBES GLOBAL magazine's "Best Under a Billion" rankings appear in the publication's October

27th issue, or on the Web at www.forbes.com.

ABOUT AIRSPRAY N.V.

Airspray is an important producer of high value-added, innovative dispensers. Airspray is market leader in mechanical instant foam dispensers. Airspray sells its products to producers of consumer products who include multinationals like Unilever, Wella, Colgate, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs over 115 people. Airspray is a 'technology-driven' enterprise. During its 20-year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998. In the U.S., the company is traded over-the-counter ("AYAKY").

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For more information please contact:

Airspray N.V.

Mr. Robert F. Brands, CEO

Mr. Jan van der Schaaff, CFO

Telephone: + 31 72 541 46 66

www.airspray.net

For more information please contact:

Airspray N.V.

Mr. Robert F. Brands, CEO
Mr. Jan van der Schaaff, CFO
Telephone: + 31 72 541 46 66
www.airspray.net

FOAMING FRAGRANCE APPLICATION NOW POSSIBLE THANKS TO AIRSPRAY FOAMER TECHNOLOGY



New York, NY, September 30, 2003 – A new concept in consumer product development -- the "foaming fragrance" -- is now available to manufacturers, thanks to innovative Airspray dispensing technology.

The "foaming fragrance" concept will be demonstrated at the 2003 HBA Health Beauty America Show here, September 30 to October 2, booth #1263.

Company officials unveiled the concept at Cosmoprof earlier this year, and received extremely positive trade response. The value-added provided by a foaming fragrance can help set new products apart in an increasingly crowded marketplace. End-user appeal derives from both perceived quality and luxury, and efficient, easy usage. The consumer can apply the precise amount of product -- to exactly the correct spot -- without drips, mess, stains and waste. Importantly, the creamy feel of instant, one-touch foam

imparts a touch of luxury to the product.

Potential new products and line extensions for men and women include subcategories in perfumes, colognes, aftershave lotions, body perfumes, sport scents and more -- for home, travel and health club applications.

AIRSPRAY DISPENSING TECHNOLOGY

Airspray's instant foam dispensers are cutting edge, computer engineered mechanisms that allow a precise mixture of liquid and air with a single stroke of the smooth-action button.

Sophisticated valve technology ensures reliability and ease-of-use -- the consumer immediately gets perfect, creamy foam quality with just one stroke of the pump. Even shaking the product before use does not affect the quality of the foam. And, unlike some other mechanical foam dispensers, Airspray foamers may be fully filled and emptied completely, thanks to the angular design of the dip tube, which facilitates use of the dispenser at an angle.

The enhanced design of the company's family of finger pump dispensers allows Airspray customers to select from an appealing range of custom colors and container shapes, including square, triangular, domed, oval or flat. This design flexibility is especially meaningful in the fragrance field, where attractive packaging is critical to product success.

ABOUT AIRSPRAY N.V.

Airspray N.V. is a worldwide leader in the design, manufacture and supply of innovative non-aerosol dispensing technologies. Founded in 1983 in The Netherlands, Airspray has developed sophisticated user- and environmentally friendly dispensing solutions for multinational firms in the increasingly competitive personal care, household product and pharmaceutical markets.

The company is listed on the Official Market of Euronext (Amsterdam). In the U.S., the company is traded over-the-counter ("AYAKY").

As the role of the dispenser has grown in the sales and merchandising of "sprayed" consumer products, Airspray's expertise in research and development and fast prototyping has helped clients such as Bristol-Myers, Colgate, Henkel-Schwarzkopf, L'Oreal, Unilever, Wella and Yves Rocher -- to name only a few -- differentiate their products. For further information, call 072-541-4666 or 954/972-7750, or visit the company's web site at www.airspray.net

For more information please contact:

Airspray N.V.

Mr. Robert F. Brands, CEO
Mr. Jan van der Schaaff, CFO
Telephone: + 31 72 541 46 66
www.airspray.net

FOR IMMEDIATE RELEASE

NEW FOAMING BODYWASH -- FEATURING AIRSPRAY TECHNOLOGY --BEING LAUNCHED

Highlights:

- New applications demonstrate the viability of instant-foam technology in a wide variety of adult- and kids-oriented personal care products
- Launch underscores market potential for all-new foaming bodywash subcategory; follows successful launch of foaming hand soaps for adults and kids

Alkmaar, The Netherlands, September 8 – Dispenser technology from Airspray International is being used in a new foaming bodywash by Bath & Body Works.
Bath & Body Works operates more than 1,600 stores worldwide, accounting for net sales of $1.75 billion.

This approach is a perfect fit with Airspray's instant-foamer technology, which offers a creamy and rich product, without use of chemical propellants.

The water resistant WRF3 used in the new Pure Simplicity Bath & Body Works foaming bodywash is part of the new *WaterGuard* line of one-touch foamers recently unveiled by Airspray. Ideal for a wide range of consumer products, these new foamers offer safe, one-hand operation, and have an undeniable fun-factor that appeals to both kids and their parents.

The retailer's introduction of the new bodywash subcategory follows the successful national 16-SKU launch of foaming handsoaps for adults and children.

The Airspray WRF3 used in the new Bath & Body Works foaming bodywash is fitted with a 250 ml PET clear cylinder and perfectly complements the company's clean, elegant packaging look and brand identity.

ABOUT THE AIRSPRAY WATERGUARD LINE

Recently, as part of the company's ongoing effort to expand the industry's widest selection of instant-foam mechanical dispensers, Airspray introduced its new *WaterGuard* line, engineered for bath and shower applications.

The first four models in the new *WaterGuard* lineup -- the WRF3, WRT4, WRD4 and WRM3 -- offer consumer product manufacturers attractive new instant-foam dispenser options, with a variety of outputs and sizes, for a wide range of tub-and-shower personal care product applications -- which now includes

bodywashes, foaming hand soaps, shampoos and much more.

Offering both superior form and function, the sleek, contemporary Airspray *WaterGuard* foamers are cutting edge, computer engineered mechanisms that allow a precise mixture of liquid and air with a single stroke of the smooth-action button.

ABOUT AIRSPRAY N.V.

Airspray is a leading producer of high value-added, innovative dispensers. During its 20-year existence, Airspray has developed expertise in R&D that brings innovative, mechanical, dispensing solutions to well known, high-quality consumer products sold around the world. Airspray has been listed on the Euronext Amsterdam since 28 May 1998. In the U.S., the company is traded over-the-counter ("AYAKY").